INVEST IN **DRAGON SPIRITS MARKETING**

Upwork for brand ambassadors. Our gig marketplace activates spirits, wine, & CPG brands.


NOTABLE WINS!
ALWAYS WORK HARD ON SOMETHING UNCOMFORTABLY Exciting
Assessment video we made for 50 Cent:
https://www.youtube.com/watch?v=MBwxz0CGbNc
Capital Factory Accelerator March 2020
Boston Beer Company / Truly Punch Activations
TRULY FRUIT PUNCH
TRULY TROPICAL PUNCH
TRULY BERRY PUNCH
TRULY CITRUS PUNCH

Highlights

Highlights

1. An untapped $750B Brand Activation industry with no market leader

2. 50 Cent owned Sire Spirits is a 3-year client! :)

3. A unique mix of culture and in-house designed technology with $1.25M+ in revenue over last 2 years (even during Covid!)

4. In-house LMS (learning management system) and badge system to only allow work to those who pass the education audits

5. Curated gig workers that supply measurable KPIs and repeat buys for clients

A truly diverse company of 4000 + BA's. Dragon Spirits Marketing pioneered hiring non-models

5. Curated gig workers that supply measurable KPIs and repeat buys for clients

6. A truly diverse company of 4000 + BA's. Dragon Spirits Marketing pioneered hiring non-models for Brand Activation

Our Team



Lamar Romero

* We have been building DSM since Apr 2013. * DSM achieved $1.2M+ revenue during 2019-2020. * I've done all the R&D needed - It's been almost all my own money up to this point. Now with our DEN tech built out, we can GROW FAST!



Laura Valentino Romero

20+ years marketing and sales experience 12+ years of industry experience Azunia Tequila Texas Regional Manager (Established and curated over 200 accounts) Spec's Liquor Consultant Founder of Mucho Mom Studio (Graphic Design and Branding Studio)



Chris Ivey

* Started DSM as a Dragon Ambassador in 2014 * Expanded DSM to 25+ states in 2021 * 10+ Years of Sales and Marketing * 15+ years of Leadership & Management * 19+ Years of Service in the Gig Industry (Restaurant, Retail & Gig Work)



Jennifer Franz

*Co-founder of the DEN (Dragon Engagement Network) technology platform *Finance operations: Accounts Receivable, Accounts Payable, Payroll, manage assets/liabilities/cash flow *Maintain relations with state agencies, legal teams, financial advisors



Mitchell Kramps

Sourced and recruited over 2,600 Dragons in multiple states Implemented multiple new procedures to increase operational efficiency Increased and maintained a high rating (based on reviews)



William Mercer VII

* Seasoned UI/UX dev * Working tirelessly to make DSM the #1 Brand ambassador marketplace in America

Pitch

Dragon Spirits Marketing (a <u>Capital Factory</u> validated company) has created the #1 Brand Ambassador Gig Marketplace that solves the massive problem of matching amazing, growing brands with educated, curated, and passionate brand ambassadors at 1000's of brand activations across the US.

In order to scale and provide top-level brand ambassadors (Dragons) for brands with brand activations all over the U.S., we created our in-house marketplace platform, aptly named The Dragon Engagement Network™ (DEN), in 2018.

Our DEN has catapulted us to new levels - because now it enables brands to source curated gig workers - brand ambassadors we affectionately call Dragons - DIRECTLY - for a multitude of brand activations, while giving Dragons a place where they can learn, grow, and have fun, telling the stories of great brands - all with a dependable, high-paying source of income, paid on a weekly basis.

THE NEED FOR BRAND ACTIVATION

What is Brand Activation?

Brand Activations build brand purpose, consumer action, and emotional connections through several types of brand experiences such as trade shows, street teams, special events, in-person sample campaigns, and in-store (grocery stores, liquor stores) demo samplings.

Brand Activations are vital for brands who want to engage and interact with their customers directly - building brand awareness and loyalty to their brand and products.

According to the Association of National Advertisers and PQ Media's report "The U.S. Brand Activation Marketing Forecast 2016"

> *"Spending on brand activation marketing in the U.S. rose 5.5 percent in 2015 to more than $560 billion, accounting for almost 60 percent of advertisers' budgets, according to a groundbreaking new study by the ANA (Association of National Advertisers) in partnership with PQ Media... the report also projected that activation spending will top $740 billion by 2020"*

Today, the Brand Activation Industry Spends Over $2 Billion Every Single Day!

This space, called the Brand Activation Industry, spends over 2 BILLION DOLLARS EVERY SINGLE DAY to promote their products because it is the ideal

DOLLARS EVERY SINGLE DAY to promote their products because it is the ideal way for brands to introduce themselves to consumers at "liquid to lips" or "food to mouth" type of brand activations as well as "in-person experiences" like festivals and trade-shows.



FIGURE 1

Projected Gross Volume of the Gig Economy *(Billions USD)*

The Gig Economy is projected to grow to $455B by year-end 2023 in Gross Volume transactions.

Source: Mastercard & Kaiser Associates

Gig-Work Thriving and Dragon Spirits Marketing will be a LEADER!

There are thousands of gig workers looking for great brand ambassador positions, but many have never experienced an effective system to find the best opportunities that pay well, fast, and don't hire just a pretty face. Unlike UBER for drivers, or FIVVER for creatives, no one has created a killer marketplace for this overlooked, GIANT part of the gig economy - the brand ambassador gig workforce. UNTIL NOW THAT IS!

BRAND ACTIVATION TRANSFORMATION

Brand Activation Historical Hiccups

The MASSIVE PROBLEM in brand activation is trying to be at 1000 places at once. For one, brands can't pay full-time employees to participate in every event because it's simply not cost-effective. Secondly, and the more pressing issue, is it is really hard to find, educate, and impart a brand's culture on part-time workers - gig workers if you will - and effectively transform these gig contractors into bonified 'Brand Ambassadors.'

How we fundamentally transformed and changed the Brand Activation Industry

We have changed the brand activation industry by rebuilding it to its core.

- We made the brand activation industry more inclusive
- We are a gig company that does good for ALL gig workers (over 8 years now)
- We created the most powerful and comprehensive marketplace and learning technology platform currently available in the market

THE DRAGON GUILD OF INCLUSIVITY

Inclusivity

Creating brand activation experiences is NOT about looks; it's about having the right Dragon culture fit, the passion to learn and share brand stories and products, and the drive to offer an incredible brand activation experience.




4.8 ★★★★★ 51 reviews
William Weirich
Local Guide · 19 reviews · 10 photos
★★★★★ 7 months ago
Positive: Professionalism, Responsiveness
Probably the best tasting agency to work for. They have a modern user interface to book gigs, the owners are kind and considerate, they treat their employees well, supply the knowledge to help you be successful, and the pay is fair. All of those factors are what I consider great benchmarks as to how employers should treat their employees. Great agency.
1
Response from the owner 7 months ago
Thank you William we so appreciate your kind words!! :)


Why Dragons Love DSM
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FEEDING TEXAS

A GIG COMPANY THAT DOES GOOD

We are a gig company that does good.

Being a brand ambassador (BA) is gig-work. We strongly believe gig-workers are the bloodline of many businesses like ours. BA's need to be respected and treated as crucial partners.

Our Dragon Culture

Curating, supporting, educating, and elevating Dragons to be and do their best

We pay our Dragons weekly and provide ample educational and support tools for successful brand activation.

We offer meaningful gigs that are fun and immersive. This is NOT dropping off food or people from point A to point B. This is telling the story of a great brand, most of the time family-owned brands, and convincing consumers to take the products into their homes and hearts.

Dragons are paid WEEKLY - never missing a week of pay in 8 years.

Dragons averaged $26/h pay in 2019. Most of our gigs offer the opportunity to earn commissions, too.

We recognize and award exceptional Dragons every week with our Dragon on Fire™ award, providing an additional financial incentive as well as public praise.

We have implemented a Dragon Discord community to make sure we all thrive together as a Dragon family, helping each other out with answers to questions, solutions, and camaraderie.

Our CULTURE is everything. Our 5-year goal:

In the future, brands will no longer hire brand ambassadors, they will instead hire Dragons, as we make the word "Dragon" ubiquitous with a quality

brand ambassador for all types of brand activation.


#DragonOnFire
#DragonOnFire
#DragonOnFire
#DragonOnFire
#DragonOnFire
4000+ DRAGONS IN OUR DEN
#beadragon | dragonspiritsmarketing.com

THE POWER OF OUR TECHNOLOGY

Scalability

Our comprehensive brand ambassador gig marketplace and educational technology (The Dragon Engagement Network™ or DEN for short) has helped us scale all over the USA.

Our DEN has catapulted us to new levels, enabling brands to source curated gig workers - brand ambassadors we affectionately call Dragons - DIRECTLY! With a multitude of brand activations, Dragons have a place where they can learn, grow, and have fun, telling the stories of great brands - all while earning a dependable high-paying income!


DRAGON
SPIRITS MARKETING

With the DEN, our clients can log in at any time to see overall statistics about how Dragons performed on an individual level, or see key data metrics over a span of 2 to 1000 events on a macro level. Plus, the DEN works great for big brands and small brands - whether our customers are doing one event every 60 days, or 60 events every day.

The DEN is a powerful tool, but our true differentiation lies in how we integrate technology with how we curate, develop, and support our brand ambassadors. This enables us to craft a rewarding culture for our ambassadors - which leads to happier Dragons - and in turn, higher sales for clients - and better experiences for their customers.


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DEN
Join Discord (Redirects To Discord)
Dashboard
Manage Profile
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Find Work
My Tastings
My Calendar
Dragon U
FAQ
Policies
Attire
Legal
Referral Program
Affiliates
Feature Request
Contact
Earned Achievements
DS101 2019
Earnable Achievements

Application and Curation Process

Dragons apply and receive automated communication of the application process. Part of the application process is taking a culture test before being interviewed by one of our Dragon Management.

Dragon University

Brand and Category Education for the Dragons to excel at brand activations.

Brand Activation Scheduling

Brands can easily upload and manage 1 to 1000's of brand activations events across the USA.

Booking Dragons

Dragons select the brand activations they want to work and/or brands can select Dragons for their brand activations.

Dragon Badges

We are gamifying the way Dragons learn and earn badges to help elevate their knowledge and passion of brands for the ultimate brand activation experience.

Dragon Pay Rate

For the first time ever, Dragons can set their own pay rate and in addition to earning commissions.

Dragon Indexes

Brands can easily see Dragon sales numbers, awards, badges, and other pertinent information.

Analytics and Reports that Matter

Brands have access to on-demand reporting of any markets across the USA to ensure brand activation programs are working or need to be adjusted.

Streamline 3-Tier Channel Communication

Anyone on the team including any retail, distributor, and brand partners are able to be added to the DEN to streamline communications on all brand activations.

Dragon Support

Our support and tech teamwork fiercely provide help, guidance, and support for any of your needs, concerns, and requests.



DRAGON TRACTION + ACCOMPLISHMENTS

Dragon Traction + Accomplishments

Our focus on customer service and educated brand ambassadors has enabled us to grow nearly 100% by word of mouth - and propelled our revenue growth past 7-figures over the past 2 years combined, despite the fact that half of 2020, we were out of business due to COVID-19.

The Brand activation industry is primed for Dragon Spirits Marketing to take charge because no one has more than 1% market share in this space - and we can easily be the market leader within 18-24 months at our current projections for growth.



Our Client Partnerships

We have secured a roster of over 200 clients. Here is a sample of some of our current client brand activation partnerships.





Explosive 2021 Expansion

In 2021, we have expanded our brand activation services from 3 (in Jan 2021) to over 30 states.



Distilled Spirits Council and Dragon Spirits Join Forces

The Distilled Spirits Council of the United States (DISCUS) today announced on September 02, 2021 that Dragon Spirits Marketing is joining Spirits United as a partner member, growing the platform's reach and influence on issues important to the spirits industry.

> "As brand representatives for many of our favorite spirits products, Dragon Spirits Marketing is a perfect fit for Spirits United," said Chris Swonger, President & CEO of DISCUS and Responsibility.org. "Its 'Dragons' promote products across the country, and now, with their help, we can spread the word about the most pressing issues facing spirits producers, retailers, and consumers. We are excited to partner with Dragon Spirits Marketing and look forward to growing our collective voice."



This graph contains forward-looking projections that cannot be guaranteed.

Revenue Growth and Projections

- Right now we are averaging gross margins of 40%+ on 500+ events a month.

- With software enhancements, we can easily grow that to 10,000 events a month all across the country.

INVESTMENT - 1M - WEFUNDER

With your investment in Dragon Spirits Marketing, we will be focusing on these key areas:



$1.07M - Use of Funds
Sales+Marketing
Features+Development
Dragon Wages/Referrals
Client Promotions
Legal
Fundraiser Administration
$250,000 (23.4%)
$450,000 (42.1%)
$100,000 (9.3%)
$100,000 (9.3%)
$100,000 (9.3%)
$70,000 (6.5%)

Build More Features

- Hire 2-3 software developers for DEN
- UI/UX Upgrades
- More support as we scale nationally

Legal + Insurance

- Legal permits - alcohol promotion in some states

Sales/Marketing Outreach

- WeFunder Lead Generation!
- Partner with additional trade associations - such as Naturally Austin and DISCUS
- Inside/outside sales personnel in key markets
- Social media/advertising spend



Chris Ivey
VP of Customer Strategy & Development
Lamar Romero
Chief Executive Dragon
Darek Jolliff
Dragon Experience Specialist
DRAGON
Brian Milton
Programmer
Will Mercer
DEN Project Manager
Laura Valentino Romero
Co-Founder
Jenn Franz
VP of Financing
Mitchell Kramps
VP of Operations
Dana Murphy
Client Experience Specialist

Our Dragon's Guild

Our 9-person team has been together an average of 5 years - demonstrating our commitment and passion to be the best brand activation platform for our clients

and our Dragons.


CHRIS SCOTTI
Director of New Ventures
Texas A&M University
HUNTER HASTINGS
Sr. Product Designer
Tempo Automation
MATTHEW WARD
Head of Engineering
AppSumo
MASON ARNOLD
Founder
Cece's Veggie, Co.
JOHN M. ROMERO
Assistant Director
Texas A&M Cybersecurity
ERIC WEYNAND
Founder
Plotlath
ANDY MEADOWS
Founder & Sr. Director
BL.INK

Our Advisors

We are very blessed to have an amazing team of advisors that continue to catapult Dragon Spirits Marketing as the #1 Brand Ambassador Gig Marketplace.

In Closing

We will exponentially scale and solidify the #1 Brand Ambassador gig marketplace in America - a smart investment that values the hard work of great Brand Ambassadors, delivers measurable, effective marketing to our clients, and delivers a fantastic return to our investors.

We are confident that our company will make a better world for gig workers, while supplying brands with the best possible Dragons to tell their story...and ultimately put fantastic products in people's hands and minds.

If you want to make the world a better place by giving gig workers better opportunities for great quality work, helping brands tell their story effectively, and making a lot of money while doing it - Then this is the investment for you.

EXIT STRATEGY AND ROI EXPECTATIONS

Exit Strategy and ROI Expectations

You may be wondering how you are going to get a return on your investment with Dragon Spirits Marketing. The reality is that there are multiple pathways, and though there is a risk, we believe we have the evidence to show you why a substantial Return on Investment is likely.

With your investment, Dragon Spirits Marketing will be an ideal acquisition target for a variety of companies, especially as it surpasses 1% market share, which we are on track to do by 2023. This type of M&A outlook is easily justified by the staggering numbers behind gig-economy acquisitions in the past few years:

- **Favor acquisition** by HEB
- Fiverr acquired **"Working not Working"**
- LGC Hospitality **acquisition of ShiftGig**
- Target **acquisition of ShipT** for $550M
- IAC **Acquiring Care.com** for over $500M
- The **creation of large SPACs** specifically looking for disruptors in this space

As you can see, it is not just related companies making acquisitions - traditional non-gig companies are buying up gig-economy startups as a way to expand and reach new markets.

As we grow, companies we are already working with such as large chains (Total Wine and More, Whole Foods, Kroger, etc) or distributors (Southern Glaziers, RNDC, Mexcor) will be interested in leveraging our network to outpace their

competitors.

Additionally, freelancing platforms such as Upwork and TaskRabbit may view this as a strategic acquisition target, considering automated access to Dragon's higher-paying jobs at a time when low-paying gig-economy jobs are taking considerable flack (Dragon Spirits Marketing averages a little over $26/h in pay for Dragons)!

It is also worth mentioning that your SAFE note will convert to equity with any funding event or acquisition, paying out investors based on the valuation cap explained in the terms of our fundraiser. It is our current plan to execute a Series A round to fund additional growth within 36-48 months, which will be at a significantly higher valuation ($25-$30MM).

On execution of a funding event, your investment will convert to equity at a significant discount, and the opportunity to take profits will be presented to every WeFunder investor in the round.